Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT CHOSEN BY SOUNDTRACK CHANNEL IN
ORDER TO EXPAND SERVICES TO NORTH AMERICA

Follows successful launch of services to Asia in March 2007

OMER, Israel – July 19, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that the Soundtrack Channel, a cable, satellite, and IPTV channel devoted entirely to movie music and entertainment, has chosen to expand its contract with RRSat. The Soundtrack Channel will broadcast to the US over the RRSat Global Network, using the Galaxy 23 Satellite, making the signal available to cable and direct broadcast satellite (DBS) operators in the US, reaching millions of homes. The RRSat Global Network will provide Soundtrack Channel with a total end-to-end solution, including video content management and distribution services.

In March 2007, the Soundtrack Channel launched services to Asia over the RRSat Global Network using the Telstar 10 satellite.

“Soundtrack’s decision to expand its services to the US market through RRSat, after the successful launch over Asia in March, further attests to RRSat’s strong commitment to customer satisfaction and its ability to offer leading global distribution and content management solutions enabling customers to further enhance their offering, even to existing markets,” commented Lior Rival, VP Sales and Marketing of RRSat. “Through the RRSat Global Network, Soundtrack Channel will have the unique flexibility of leveraging the same program materials to broadcast in different regions, different versions, at different time zones.”

Soundtrack Channel is currently available in the United States and several Asia/Pacific markets including Japan, Korea, Hong Kong, Australia, Singapore, Thailand and Indonesia.

About RRSat Global Communications Network Ltd.
RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 375 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.